N E W S R E L E A S E

January 12, 2017

Nevsun Meets Zinc and Gold Production Guidance and
Delivers on Corporate Objectives in 2016

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to report its operating results for the year ending December 31, 2016 and a review of 2016 achievements against corporate objectives.

2016 PERFORMANCE HIGHLIGHTS

  Achieved top quartile safety performance at Bisha with no lost time injuries
  Completed the acquisition of the high grade Timok copper-gold project in Serbia
  Successfully integrated, ramped-up and are now rapidly advancing the Timok project to production
  Completed the Bisha zinc project on-time and under budget, declaring commercial production October 1
  Bisha production:
    Exceeded supergene copper guidance producing 55.8 million pounds at a C1 cash cost of $1.03 per payable pound sold
    Achieved zinc guidance, producing 90 million pounds from primary ore
    Achieved gold guidance, monetizing 90,000 gold equivalent ounces from stockpiles
  Secured Bisha District through significantly expanded exploration rights
  Continued to pay peer leading dividends

Cliff Davis, Nevsun’s CEO, commented, “Nevsun had a strong 2016 delivering on our primary objectives as set out in February of last year.  First and foremost, we maintained an incredible safety record in our operations, solidly in the top quartile in the sector.  Second, we executed on our disciplined M&A strategy by acquiring the Timok copper-gold project. Finally, we had a solid year at Bisha, beating guidance on supergene copper production and delivering the Bisha zinc expansion on-time and under budget.”

Mr. Davis continued, “We enter 2017 with a strong balance sheet and the leading growth profile in the sector.  The clear priority remains continuing resolution of the challenges related to the copper flotation circuit at Bisha and ensuring the high-grade Timok Project remains on track to deliver a pre-feasibility by September 2017.”  Mr. Davis emphasized, “We have a strong team focused on delivering value to our shareholders through rapidly advancing the high-grade Timok project to production.”

A summary of Bisha's quarterly and full year operating results follow.

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	2016
Mining
Ore mined, tonnes(1)	1,337,000	964,000	672,000	670,000	3,643,000
Waste mined, tonnes	2,028,000	2,448,000	2,446,000	2,445,000	9,367,000
Strip ratio, (using tonnes)	1.5	2.5	3.6	3.6	2.6
Processing – Supergene Ore
Ore milled, tonnes(2)	584,000	471,000	-	-	1,055,000
Copper feed grade, %	3.1	2.5	-	-	2.8
Recovery, % of copper	87.0	82.9	-	-	85.2
Copper concentrate grade, %	23.0	21.2	-	-	22.2
Copper in concentrate produced, millions of pounds	34.2	21.6	-	-	55.8
Copper in concentrate produced, tonnes	15,500	9,800	-	-	25,300
Payable copper in concentrate sold, millions of pounds	34.9	22.9	0.8	-	58.6
Payable copper in concentrate sold, tonnes	15,900	10,300	300	-	26,500
Payable gold in concentrate sold, ounces	6,000	4,500	200	-	10,700
Payable silver in concentrate sold, ounces	226,000	192,000	7,000	-	425,000
Processing – Primary Ore
Ore milled, tonnes	-	134,000	510,000	579,000	1,223,000
Zinc feed grade, %	-	5.0	5.8	5.7	5.7
Copper feed grade, %	-	1.1	1.0	0.8	0.9
Recovery, % of zinc (3)	-	33.8	59.1	63.6	58.8
Zinc concentrate grade, %	-	41.4	41.3	38.8	40.0
Zinc in concentrate produced, millions of pounds(4)(5)	-	5.1	38.6	46.5	90.2
Zinc in concentrate produced, tonnes(4)(5)	-	2,300	17,500	21,100	40,900
Payable zinc in concentrate sold, millions of pounds	-	-	21.2	35.2	56.4
Payable zinc in concentrate sold, tonnes	-	-	9,600	16,000	25,600
(1)	Ore tonnes mined in 2016 include 902,000 tonnes of supergene ore and 2,741,000 tonnes of primary ore.
(2)	The supergene phase of the Bisha mine ceased on June 2, 2016.
(3)	This represents the overall combined zinc recovery from both the copper and zinc flotation circuits. Copper recovery for both circuits averaged 41.2% in Q3 2016 and 60.7% in Q4 2016.
(4)	The Company as yet has not been able to produce a commercially saleable copper concentrate due to metallurgical challenges when processing the variable primary ore. The by-product revenues from copper, gold and silver in the zinc concentrates have not been material during 2016.
(5)	The zinc in concentrate inventory at December 31, 2016 was approximately 20.4 million pounds.

2017 Outlook and Guidance

Nevsun is currently completing its annual forecasting process at Bisha where the work on a robust geo-metallurgical resource model and the copper flotation plant metallurgy are ongoing.  We expect to provide our 2017 Outlook and update on the resolution to the challenges related to the copper flotation circuit in mid-February 2017.

2016 Financial Results Release Date

The Company plans to release its annual 2016 and fourth quarter 2016 financial results on Thursday, February 23, 2017, after close of trading, with a conference call to follow on Friday, February 24, 2017, at 8AM Vancouver / 11AM Toronto, New York / 4PM London. Conference call details follow:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until March 3, 2017, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 192626#.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Nevsun is well positioned to grow shareholder value through advancing the high-grade copper-gold Timok Project in Serbia to production.  Nevsun has a strong debt-free balance sheet and a peer leading quarterly dividend.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir Minerals Inc. and Nevsun, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com